UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

National CineMedia, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

635309107
(CUSIP Number)

Matthew D. Bloch, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
212-310-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2012; March 14, 2013; March 13, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107		13D

1.	Names of Reporting Persons AMC Entertainment Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock
	8.	Shared Voting Power 19,194,501 shares of Common Stock (see Item 5)
	9.	Sole Dispositive Power 0 shares of Common Stock
	10.	Shared Dispositive Power 19,194,501 shares of Common Stock (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,194,501 shares of Common Stock (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107		13D

1.	Names of Reporting Persons AMC Entertainment Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock
	8.	Shared Voting Power 19,194,501 shares of Common Stock (see Item 5)
	9.	Sole Dispositive Power 0 shares of Common Stock
	10.	Shared Dispositive Power 19,194,501 shares of Common Stock (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,194,501 shares of Common Stock (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107		13D

1.	Names of Reporting Persons American Multi-Cinema, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock
	8.	Shared Voting Power 19,194,501 shares of Common Stock (see Item 5)
	9.	Sole Dispositive Power 0 shares of Common Stock
	10.	Shared Dispositive Power 19,194,501 shares of Common Stock (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,194,501 shares of Common Stock (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 4 (“Amendment No. 4”) amends the Statement on Schedule 13D first filed on July 8, 2010, and as amended (the “Schedule 13D”), and is filed jointly by AMC Entertainment Holdings, Inc. (“Holdings”), AMC Entertainment Inc. (“AMCE”), and American Multi-Cinema, Inc. (“AMC”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of National CineMedia, Inc. (the “Issuer”).  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.            Identity and Background

Item 2 is hereby supplemented as follows:

Holdings, AMCE and AMC are each a “Reporting Person,” and collectively referred to as the “Reporting Persons.”  The address of the principal office of each Reporting Person is One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.  Holdings, through its direct and indirect subsidiaries, including AMCE, AMC and its subsidiaries, is principally involved in the theatrical exhibition business and owns, operates or has interests in theatres primarily located in the United States.

On March 31, 2011, Marquee Holdings Inc. (“Marquee”), a direct, wholly-owned subsidiary of Holdings and a holding company, the sole asset of which consisted of the capital stock of AMCE, was merged with and into Holdings, with Holdings continuing as the surviving entity. As a result of the merger, AMCE became a direct subsidiary of Holdings.  AMC is a wholly owned subsidiary of AMCE.

On August 30, 2012, Wanda America Investment Co. Ltd. (“Wanda America”) acquired Holdings.  Prior to the Merger, Holdings was owned by the Apollo Funds and the JPMP Funds, a group of private equity investors and related funds.

On December 23, 2013, Holdings completed its initial public offering of its Class A common stock (“Class A Stock”).  Holdings has two classes of common stock:  Class A Stock and Class B common stock (“Class B Stock”).  The rights of the holders of Class A Stock and Class B Stock are identical, except with respect to voting and conversion applicable to the Class B Stock.  Each share of Class A Stock is entitled to one vote, and each share of Class B Stock is entitled to three votes and is convertible at any time into one share of Class A Stock.  As of March 18, 2014, Wanda America held 75,826,927 shares of Holdings’ Class B Stock.  As of March 18, 2014, Wanda America’s ownership of Holdings’ Class B Stock constituted 77.9% of Holdings’ total outstanding common stock and 91.3% of the combined total voting power of Holdings’ outstanding common stock.  Wanda America is a wholly-owned direct subsidiary of Wanda Culture Holding Co. Limited (“Wanda Culture”), which is a wholly-owned direct subsidiary of Beijing Wanda Culture Industry Group Co. Ltd (“Beijing Wanda”).  Beijing Wanda is a wholly-owned direct subsidiary of Dalian Wanda Group Co., Ltd (“Wanda”).  Wanda is over 99% owned by Dalian Hexing Investment Co Ltd (“Dalian Hexing”) and less than 1% owned by Mr. JianlinWang.  Dalian Hexing is 98% owned by Mr. Jianlin Wang.  Mr. Jianlin Wang is ultimately in control of Wanda America, Wanda Culture, Beijing Wanda, Wanda and Dalian Hexing.  Mr. Jianlin Wang, Wanda America, Wanda Culture, Beijing Wanda, Wanda and Dalian Hexing are each referred to herein as a “Wanda Affiliate” and collectively referred to as the “Wanda Affiliates.”

Wanda America and its affiliates (“Wanda Group”) are a privately-held conglomerate in China.  In addition to its principal business as a developer and owner of commercial real estate, Wanda Group also owns related businesses in entertainment, hospitality and retail.  Wanda Group is the largest theatre exhibition operator in China through its controlling ownership interest in Wanda Cinema Line.  Wanda America was incorporated in the State of Delaware.  Wanda Culture was organized in Hong Kong.  Beijing Wanda was organized in China.  Wanda was organized in China.  Dalian Hexing was organized in China.  The address of Wanda America is One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.  The address of Wanda Culture is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road, Central, Hong Kong.  The address of Beijing Wanda is Room 2001, 75 Xinhua Street North, Tongzhou District, Beijing, People’s Republic of China.  The address of Wanda and Dalian Hexing is No. 539, Changjiang Road, Xigang District, Dalian Citi, Liaoning Province, People’s Republic of China.  The address of Mr. Wang is 1-1-1, No. 6, Mingze Garden, Zhongshan District, Dalian City, Liaoning Province, People’s Republic of China.  Mr. Jianlin Wang is the Chairman of the Wanda Group, and he is a citizen of China.

Set forth on Schedule A to Amendment No. 4 and incorporated by reference herein are the names, business addresses, principal occupations or employments, and citizenship of each executive officer and director of Holdings, AMCE and AMC.

During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Wanda Affiliates or the persons listed on Schedule A to Amendment No. 4 has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the filing of this Amendment No. 4 nor any of its contents shall be deemed to constitute an admission that any person, other than the Reporting Persons is the beneficial owner of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 3.            Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

On March 14, 2013, pursuant to the CUA Agreement, the Issuer notified AMC that it will receive (and subsequently AMC did receive) 1,728,988 newly issued Units in NCM LLC accordance with the 2012 Annual Adjustment.  In accordance with the terms of the CUA Agreement, no payment was made by or on behalf of AMC in exchange for such Units.

On March 13, 2014, pursuant to the CUA Agreement, the Issuer notified AMC that it will receive (on or about March 27, 2014) 141,731 newly issued Units in NCM LLC in accordance with the 2013 Annual Adjustment.  In accordance with the terms of the CUA Agreement, no payment will made by or on behalf of AMC in exchange for such Units.

Item 4.            Purpose of Transaction

Item 4 is hereby supplemented as follows:

AMC acquired the Units referred to in Item 3 of this Amendment No. 4 in accordance with the Annual Adjustments in 2012 and 2013, for investment purposes pursuant to the terms of the CUA Agreement.

Item 5.            Interest in Securities of the Issuer

Item 5(a), (b) and (c) are hereby supplemented as follows:

(a) The responses of each Reporting Person to Rows (11) through (13) of its respective cover page of this Amendment No. 4 are incorporated herein by reference.  As of March 18, 2014, AMC directly beneficially owned 19,194,501 Units of NCM LLC.  The Issuer is a member and the sole manager of NCM LLC, the issuer of the Units.  Each Unit is immediately redeemable for one share of the Issuer’s Common Stock or, at the Issuer’s option, a cash payment equal to the market price of one share of the Issuer’s Common Stock.  Accordingly, if AMC chooses to redeem all Units it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC, then AMC would receive 19,194,501 shares of the Issuer’s Common Stock upon the exchange.  Therefore, as of March 18, 2014, AMC (and by reason of their relationship, AMCE and Holdings) may be deemed the beneficial owner of 19,194,501 shares of Common Stock, representing approximately 23.8% of the shares of Common Stock outstanding  (such shares outstanding being calculated as (i) the number of shares outstanding as of February 14, 2014, as reported in the Company’s Form 10-K filed with the SEC on February 21, 2014 (61,384,391 shares), plus (ii) the shares issuable to AMC if AMC chooses to redeem all Units it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC).  To the knowledge of the Reporting Persons and based on the Form 8-K filed by the Issuer on March 17, 2014, if each of the Founding Members of NCM LLC (except the Issuer) chose to redeem all of its respective Units and the Issuer elected to issue shares of its Common Stock in redemption of such Units, AMC’s beneficial ownership of Common

Stock would represent approximately 14.7% of the Common Stock outstanding, after giving effect to such issuances.

To the knowledge of the Reporting Persons, none of the Wanda Affiliates or the persons listed on Schedule A to Amendment No. 4 directly owns any shares of Common Stock.  As of March 18, 2014, Wanda America holds 77.9% of Holdings’ total outstanding common stock and 91.3% of the combined total voting power of Holdings’ outstanding common stock.  Each of the Wanda Affiliates disclaims beneficial ownership of the Issuer’s Common Stock.

(b) The responses of each Reporting Person to (i) Rows (7) through (10) of its respective cover page of this Amendment No. 4 and (ii) Item 5(a) hereof are incorporated herein by reference.

(c) Except as described in Item 3 of this Amendment No. 4, none of Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Wanda Affiliates or the persons listed on Schedule A to Amendment No. 4 has effected any transactions in the Common Stock in the past sixty days.

Schedule A

Directors and Executive Officers

AMC Entertainment Holdings, Inc.

The name, principal occupation and citizenship of each director and executive officer of Holdings, AMCE and AMC are set forth below, as of March 18, 2014. The address for each of directors and executive officer is c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.

Name	Position(s) with Reporting Person(s) and Present Principal Occupation	Citizenship

Lin Zhang	Chairman of the Board and Director (Holdings and AMCE), President of Beijing Wanda	China

Gerardo I. Lopez	Chief Executive Officer, President and Director (Holdings, AMCE and AMC)	United States

Anthony J. Saich	Director (Holdings and AMCE), Director of the Ash Center for Democratic Governance and Innovation and Daewoo Professor of International Affairs at Harvard University	United States

Chaohui Liu	Director (Holdings and AMCE), Senior Assistant to the President and General Manager of the Investment Management Center of Wanda	China

Ning Ye	Director (Holdings and AMCE), Vice President of Beijing Wanda	China

Lloyd Hill	Director (Holdings and AMCE)	United States

Jian Wang	Director (Holdings and AMCE), Deputy General Manager of the Investment Management Center of Wanda and the General Manager of the Capital Markets Department thereunder	China

Craig R. Ramsey	Executive Vice President and Chief Financial Officer (Holdings, AMCE and AMC); Director (AMC)	United States

Elizabeth Frank	Executive Vice President, Chief Content & Programming Officer (Holdings, AMCE and AMC)	United States

Name	Position(s) with Reporting Person(s) and Present Principal Occupation	Citizenship

John D. McDonald	Executive Vice President, U.S. Operations (Holdings, AMCE and AMC); Director (AMC)	United States

Mark A. McDonald	Executive Vice President, Development (Holdings, AMCE and AMC)	United States

Stephen A. Colanero	Executive Vice President and Chief Marketing Officer (Holdings, AMCE and AMC)	United States

Kevin M. Connor	Senior Vice President, General Counsel and Secretary (Holdings, AMCE and AMC)	United States

Chris A. Cox	Senior Vice President and Chief Accounting Officer (Holdings, AMCE and AMC)	United States

Christina Sternberg	Senior Vice President, Corporate Strategy and Communications (Holdings, AMCE and AMC)	United States

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Date:	March 18, 2014	AMC ENTERTAINMENT HOLDINGS, INC.

		By:	/s/ Craig R. Ramsey
		Name:	Craig R. Ramsey
		Title:	Executive Vice President and Chief Financial Officer

	March 18, 2014	AMC ENTERTAINMENT INC.

		By:	/s/ Craig R. Ramsey
		Name:	Craig R. Ramsey
		Title:	Executive Vice President and Chief Financial Officer

	March 18, 2014	AMERICAN MULTI-CINEMA, INC.

		By:	/s/ Craig R. Ramsey
		Name:	Craig R. Ramsey
		Title:	Executive Vice President and Chief Financial Officer